
SembCorp
Industries

Co Regn No: 199802418D


06011322

Rule 12g3-2(b) File No. 825109

9 February 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

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SembCorp
Industries

Co Regn No: 1998022418D

FOR IMMEDIATE RELEASE

February 9, 2006

MANAGEMENT CHANGES AT THE SINGAPORE MINT

- **Ms Chong Phit Lian to step down as President and CEO on March 15, 2006**
- **Mr Michael Ng, appointed as CEO designate with immediate effect, assumes post of President and CEO on March 16, 2006**

SembCorp Industries would like to announce that Ms Chong Phit Lian has resigned as President and CEO of the Singapore Mint and Singapore Precision Industries (SPI), wholly-owned subsidiaries of SembCorp Industries. Her resignation will be effective on March 15, 2006. Ms Chong will be succeeded by Mr Michael Ng, the current Senior Vice President of Sales & Marketing at SembCorp Utilities' Singapore operations (SCU Singapore) and General Manager of SembCorp Power. Mr Ng is also a director on the board of the Singapore Mint and SPI. He will assume his new positions with effect from March 16, 2006.

Said Mr Tang Kin Fei, Group President and CEO of SembCorp Industries, "In her long and dedicated career with us, Phit Lian has left her mark on many of the Group's businesses. In particular, the Singapore Mint has been transformed into a leading innovative player in the international numismatic industry. She has also effectively diversified its business to ensure its long-term viability. On behalf of the Management of SembCorp Industries, I would like to offer my sincere thanks to Phit Lian and wish her all the best for the future."

Ms Chong, who will stay on as a director on the boards of the Singapore Mint and SPI, said, "It has been my great fortune and privilege to have played meaningful roles in a wide spectrum of the Group's businesses. Although it has been a difficult decision for me to leave, I am confident that with Michael, the Singapore Mint and SPI will be in capable hands."

On Mr Ng's appointment, Mr Tang commented, "Michael's able management skills and proven track record in the Group make him a good choice to take over as President and CEO of the Singapore Mint and SPI. In particular, his experience in sales and marketing will serve him well at Singapore Mint, which is increasingly offering its minting services to regional customers, as well as promoting its corporate gifts and collectible items both here and overseas."

Mr Ng's career in the present SembCorp Group began in 1997 as Senior Vice President at ST Energy, the predecessor of SembCorp Energy, which subsequently became part of SembCorp Utilities. He eventually rose to become General Manager of SembCorp Power, the marketing arm of SembCorp Utilities' co-generation power business. In January 2006, Mr Ng was concurrently appointed the Senior Vice President of Sales & Marketing at SCU Singapore. Prior to joining the SembCorp Group, Mr Ng's career included being the Director of Marketing at ST Aerospace as well as General Manager at Haw Par Brothers International.

Said Mr Ng, "I am pleased to be given this opportunity to take over the helm as President and CEO of the Singapore Mint and SPI. The Singapore Mint is a household name, known for its quality of service and partnership with the community. I am excited to lead the Singapore Mint into the next stage of its development."

Mr Ng holds a Bachelor of Mechanical Engineering (Honours) from the University of Singapore, as well as an Advanced Diploma in Marketing from the Marketing Institute of Singapore.

- E N D -

For media queries please contact:

Goh Wan Cheng (Ms)
Tel: (65) 6723 3153
Email: goh.wancheng@sembcorp.com.sg